Exhibit 3.1

Execution Version

THIRD AMENDMENT

TO THE

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CRESTWOOD EQUITY PARTNERS LP

This Third Amendment (this “Amendment”) to the Fifth Amended and Restated Agreement of Limited Partnership of Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), dated as of April 11, 2014, as amended by the First Amendment to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 30, 2015, and the Second Amendment to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of November 8, 2017 (as so amended, the “Partnership Agreement”), is entered into effective as of May 30, 2018, at the direction of Crestwood Equity GP LLC, as the Managing General Partner of the Partnership (the “Managing General Partner”), pursuant to authority granted to it in Section 13.1 of the Partnership Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Partnership Agreement.

RECITALS

WHEREAS, Section 4.7(e)(iii) of the Partnership Agreement currently grants to First Reserve, among other things, a ROFO Interest with respect to any Proposed Transaction until the earlier of (i) June 17, 2019, and (ii) the date on which First Reserve has ceased to directly or indirectly control the General Partner (the “ROFO Right”);

WHEREAS, Section 4.7(e)(vi) of the Partnership Agreement currently provides that, (A) in connection with any transfer of Preferred Units, the transferring Preferred Holder must transfer to the transferee of such Preferred Units all PIK Units issued as distributions thereon, and (B) in connection with any transfer of PIK Units, the transferring Preferred Holder must transfer to the transferee of such PIK Units all Preferred Units in connection with which such PIK Units were distributed (such requirement, together with the ROFO Right, the “Transfer Restrictions”);

WHEREAS, in order to facilitate the trading of the Preferred Units, the Managing General Partner desires to remove the Transfer Restrictions;

WHEREAS, by written notice dated as of May 30, 2018, in acknowledgement of the foregoing, First Reserve has consented to the removal of the ROFO Right prior to the date provided in Section 4.7(e)(iii) of the Partnership Agreement;

WHEREAS, Section 13.1(d)(ii)(B) of the Partnership Agreement provides that the Managing General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the Managing General Partner, is necessary or advisable to facilitate the trading of the Limited Partner Interests;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the Managing General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that, in the discretion of the Managing General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(ii)(B) and Section 13.1(d)(i) of the Partnership Agreement, the Managing General Partner has determined that the following amendment to the Partnership Agreement (A) is necessary and advisable to facilitate the trading of the Limited Partner Interests and (B) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, in accordance with Section 5.8(d) of the Partnership Agreement, the Managing General Partner has determined that the following amendment to the Partnership agreement would not (i) adversely affect the rights, powers, privileges or preferences of the Preferred Units in relation to other classes of Partnership Interests, (ii) alter or change the rights, powers, privileges or preferences or duties and obligations of the Preferred Units in any material respect or (iii) otherwise adversely affects the Preferred Units.

NOW, THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the Managing General Partner does hereby agree as follows:

A.	Amendments.

Article I of the Partnership Agreement is hereby amended to delete the following defined terms in their entirety:

(a)	“Offering Notice.”

(b)	“Proposed Transaction.”

(c)	“ROFO Interest.”

(e)	“ROFO Response.”

Section 4.7(e)(iii) of the Partnership Agreement is hereby amended and restated as follows:

“(iii)    Notwithstanding anything to the contrary contained herein, with respect to any matter as to which the Preferred Units are entitled to vote as a separate class, if at any time First Reserve Management, L.P. and its Affiliates (“First Reserve”) shall beneficially own more than 20% of the then Outstanding Preferred Units, then none of such Preferred Units beneficially owned by First Reserve in excess of 20% of the Outstanding Preferred Units may (A) be voted on such matter or (B) be considered Outstanding Preferred Units when calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement with respect to such matter; provided, however, that such restrictions shall no longer apply when First Reserve ceases to directly or indirectly, control the General Partner.”

Section 4.7(e)(vi) of the Partnership Agreement is hereby deleted in its entirety.

B.    Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.

C.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

D.    Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

[Signatures on following page]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

MANAGING GENERAL PARTNER

Crestwood Equity GP LLC

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Executive Vice President and Chief Financial Officer

Signature Page to

Third Amendment to the Fifth Amended and Restated

Agreement of Limited Partnership of

Crestwood Equity Partners LP